Securities and Exchange Commission

April 7, 2016

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TERAPHYSICS
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Illuminating a Spectrum of New Possibilities

April 7, 2016

Larry Spirgel

Celeste M. Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Teraphysics Corporation

Amendment No. 1 to Offering Statement on Form 1-A

Filed February 10, 2016

File No. 024-10525

Ladies and Gentlemen:

Teraphysics Corporation, a Delaware corporation (the “Company”, “we,” “us,” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 24, 2016 (the “Comment Letter”) relating to the Company’s Offering Statement (File No. 024-10525) filed with the Commission on February 8, 2016 and Amendment No. 1 to the Offering Statement filed with the Commission on February 10, 2016 (collectively, the “Offering Statement”).

This letter sets forth the comments of the Staff in the Comment Letter and sets forth the Company’s response. In addition, Amendment No. 2 to the Offering Statement (“Amendment No. 2”) is being filed concurrently herewith.

 General Comments

1.

We note that you have not yet selected an underwriter for this offering. Please provide the name of any underwriter or underwriters when available pursuant to Items 1(f) and 5(a) of Part II of Form 1-A. While it is not necessary to disclose each member of the selling group, please disclose those underwriters who are in privity of contract with the Company with respect to this offering. Additionally, please attach as an exhibit any underwriting contract or agreement pursuant to Item 17(1) of Part III of Form 1-A.

Response:  In response to your comment, the Company has revised its disclosures in the Offering Statement to disclose the name of its underwriter pursuant to Items 1(f) and 5(a) of Part II of Form 1-A.  The Company has also attached as an exhibit a copy of the underwriting agreement with its underwriter pursuant to Item 17(1) of Part III of Form 1-A .

Preliminary Offering Circular Cover Page

2.

Please revise the disclosure to provide information regarding the regulatory status of the Alternative Securities Market Exchange (ASMX). We are not aware of an alternative trading system that complies with the SEC’s Regulation ATS that has the name Alternative Securities Market Exchange or the acronym ASMX. Also, as approved by the Commission, trading symbols are reserved under the auspices of a national market system plan for securities traded in the over-the-counter market. Please provide information regarding the source of the symbol MMTZ that is intended to be used for trading in the issuer’s securities.

Teraphysics Corporation

110 Alpha Park, Cleveland, OH 44143

P: 440-573-0008  F: 440-646-9987

Securities and Exchange Commission

April 7, 2016

Response:  In response to your comment, the Company has revised its disclosures in the Offering Statement to remove references to the Alternative Securities Market Exchange (“ASMX”) and to note that the Company intends to seek listing on the OTCQX Exchange.  In addition, the “ASMX Listing Agreement” has been removed from our exhibits. ASMX is a portal that lists upcoming offerings, as well as collects due diligence materials for companies. The ASMX will not be involved in any trading of our securities at this time..We are using ASMX’s website (www.asmx.co) to hold information on our company for underwriting purposes, as well for individual selling broker-dealer syndicates to review due diligence on the Company. The Company is still considering the possibility of trading on a secondary exchange or a registered alternative trading platform but is planning to list on the OTCQX unless and until an approved secondary trading marketplace is located.  The Company intends to seek the symbol “MMTZ” upon approval to trade on the OTCQX.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

3.

Disclosure elsewhere in this Form 1-A, and the records of the State of Delaware, indicate that the Company was incorporated in Delaware on November 16, 2004. This section indicates that the Company was incorporated in 2006. Please correct this date and/or describe the events material that occurred in 2006.

Response:  In response to your comment, the Company has revised its disclosures in the Offering Statement to provide the correct incorporation date.  On November 16, 2004, we filed a certificate of incorporation in Delaware as Teravac Corporation.  On July 25, 2007, we filed a restated certificate changing the name from Teravac Corporation to Teraphysics Corporation. The section that indicates that Teraphysics was incorporated in 2006 was incorrect. We have removed any reference to a 2006 incorporation.

4.

We note that you do not intend to generate any commercial revenues until late 2017. Please identify the most significant recent trends in prototype production, the state of the order book, costs and selling prices that might impact that revenue timeline pursuant to Item 9(d) of Part II of Form 1-A.

Response:  In response to your comment, the Company has revised its disclosures in the Offering Statement to expand upon significant recent trends related to the Company.

We have not generated commercial revenues to date and do not anticipate doing so until late 2017.  Over the past several years we have developed breakthrough wireless technology that operates at high millimeter wave (mmw) frequencies at power levels not previously attainable by the wireless industry.  The industry recently recognized the need for mmw devices in order to meet 5G data transmission requirements for 2020 and beyond, the standards for which will not be promulgated until 2018:

Next Generation Mobile Networks Alliance (NGMN) defined a 5G roadmap as an ambitious time-line for the launch of first commercial systems in 2020. At the same time it defined a reasonable period for all of the industry  to  carry  out  the  required  activities  (such  as  standardization,  testing,  trials)  ensuring availability of mature technology solutions for the operators and attractive services for the customers at launch date. The key milestones are:

•

Detailed requirements ready end of 2015

•

Initial system design in 2017

•

Trials start in 2018

•

Standards ready end of 2018

•

Commercial system ready in 2020

Securities and Exchange Commission

April 7, 2016

Future Growth Plan

  As bandwidth requirements continue to grow exponentially there is a massive densification of "micro cells" that has just begun in wireless backhaul to enhance service between the fiber optic backbone and Internet users. This space is easily adaptable to the implementation of our high bandwidth mmw technology, which can substantially enhance spectrum reuse:

Source - The International Wireless Consortium

Our strategy going forward is to create strategic partnerships that will provide systems development capital in exchange for various market exclusivity conditions.

To gain industry acceptance of our transformational technology we will construct a prototype high mmw frequency data transmission backhaul system to demonstrate its high bandwidth capabilities.  The commercialization phase will require the construction of a pilot manufacturing facility that we plan on bringing on stream in mid-2017 to begin order fulfillment in late 2017.

During 2014, revenues from the Defense Advanced Research Projects Agency (DARPA), the Air Force Research Laboratory (AFRL), and the NASA Jet Propulsion Laboratory (JPL) amounted to $621,120.  On July 2, 2015 we initiated a new $750,000 contract with AFRL that will run until October 2, 2017. This contract resulted in $170,799 in revenue during 2015, and we predict revenue for 2016 will be approximately $375,000.  In January 2016 we were selected by DARPA for a $1.57 million, four year award from the INVEST program which will begin in April 2016. These contracts all support the development of technology that parallels our interest in commercial telecommunications. “

Interim Financial Statements

For the nine months ended September 30, 2015

2.

Please include interim statements of income and cash flows for the nine months ended September 30, 2014, the corresponding period of the preceding fiscal year. We refer to Form 1-A instructions, Part F/S, paragraph (c)(1) which incorporates paragraph (b)(4).

Securities and Exchange Commission

April 7, 2016

Response:  In response to your comment, the Company has revised its disclosures in the Offering Statement to include the interim statements of income and cash flow for the entire nine months ended September 30, 2014. Please see Part F/S of the Offering Statement.

Exhibits

3.

Please provide a consent from your Independent Accounting Firm to include their audit report in the document. Please refer to 11(a) of Item 17 Description of Exhibits in Form 1-A.

Response:  In response to your comment, the Company has revised its disclosures in the Offering Statement to include a consent from our Independent Accounting Firm pursuant to 11(a) of Item 17 in Form 1-A.

The Company requests qualification of this offering. In making this request, the Company acknowledges that

▪ Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

▪

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

▪ The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact us at (440) 573-0008.

Sincerely,

Teraphysics Corporation

/s/ Louis Fisi

Louis Fisi